Exhibit 99.1

November 15, 2016

To the attention of:	To the attention of:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.
Via MAGNA	Via MAGNA

Dear Sirs,

Re: Merger Agreement Between Gazit-Globe’s Subsidiary, Equity One, Inc. (“EQY”)
and Regency Centers Corporation (“REG”)

Gazit-Globe Ltd. (“Gazit” or the “Company”) hereby reports that on November 15, 2016, its consolidated subsidiary EQY One, Inc. (NYSE: EQY) (in which the Company holds 34.3% (34.15% on a fully diluted basis)), has entered into a definitive merger agreement with Regency Centers Corporation (NYSE: REG), a Real Estate Investment Trust (REIT) (the “Merger Agreement”). EQY will be merged with and into REG, with REG continuing as the surviving public company. Under the terms of the Merger Agreement, each share of EQY common stock will be converted into 0.45 shares of newly issued shares of Regency common stock (the "Transaction"), which reflects a tax deferred premium for EQY’s shareholders of approximately 13.7% above EQY’s market value (as of today’s date).

On a pro forma basis, following the closing of the Transaction, REG shareholders are expected to own approximately 62% of the merged company's equity and former EQY shareholders are expected to own approximately 38% of the merged company's equity. The Company is expected to own approximately 13.2% of the merged company and will become REG’s largest shareholder. In addition, as of the closing of the Transaction, the number of directors on Regency’s Board of Directors will be increased to 12, of which two independent directors of EQY will be designated by EQY and one director will be designated by the Company. Mr. Chaim Katzman, current Chairman of the Company and Chairman of EQY, will be the Company's initial designee to the Regency board, and will serve as non-executive Vice Chairman of the merged company.

The Transaction is subject to customary closing conditions, including the approval of both REG and EQY shareholders.

According to Regency’s financial statements, as of September 30, 2016, it is the owner, manager and developer of neighborhood and community supermarket-anchored shopping centers throughout the United States. REG’s portfolio comprises 307 retail properties, with a gross leasable area (GLA) of over 3.9 million square meters, which properties, as of September 30, 2016, had an occupancy rate of 95.8%. Since 2000, REG has developed 223 shopping centers, representing an investment of more than US $3 billion.

GAZIT GLOBE

דרך השלום 1 תל אביב 6789201 ישראל טלפון: 972-3-6948000+ פקס: 972-3-6961910+ www.gazit-globe.com

1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

Following closing of the Merger Transaction, the merged company (a REIT) is expected to have a pro forma equity market capitalization of approximately $11.7 billion and a total market capitalization of $15.6 billion, making it the largest REIT by equity value in the shopping center index, and the merger will create a national portfolio of 429 properties encompassing a GLA of approximately 5.4 million square meters.

Post-closing, the Company will deconsolidate EQY, and, as a result, the Company is expected to record a gain (net of taxes) of approximately NIS 1 billion (or approximately NIS 5 per share). Furthermore, the Company’s holdings in REG’s shares will be presented and recorded as financial instrument in accordance with IAS39.

The Company’s foregoing estimation regarding its expected gain constitutes a forward looking statement that is based on the difference between the Company’s investment in EQY as of June 30, 2016, and REG’s share value based on REG’s current share price on the NYSE and current exchange rates. The actual gain will be determined on the closing date of the Transaction based on the Company’s investment in EQY and REG’s share price on the NYSE as of such date.

In addition, upon the closing of the Transaction, the Company’s leverage ratio (expanded solo) is expected to decrease by approximately 2.7%, while the Company’s consolidated leverage ratio (consolidated) will increase by approximately 3% (due to the deconsolidation of EQYs). The foregoing estimations constitute forward looking statements and are based on the Company’s current leverage ratios.

The Company also reports that, in conjunction with the Merger Agreement (to which the Company is not a party), the Company (including through its wholly owned subsidiaries) has entered into two agreements with REG, as described below.

Voting agreement – Under this agreement, the Company has undertaken to vote at EQY’s shareholder meeting in favor of the merger transaction and against any competing transaction (if any), except if EQY’s board of directors changes its recommendation in favor of the merger. In addition, during the period between the signing of the Merger Agreement and closing of the merger, the Company will be prohibited from transferring or selling its shares in EQY, except under its current finance agreements under which EQY’s shares serve as collateral or between affiliates of the Gazit group. The Company will also be subject to non-solicitation obligations regarding acquisition proposals that are similar to the transaction with REG. The Voting Agreement will remain in effect until the earliest of: (1) the closing of the merger; (2) the date on which EQY’s board changes its recommendation in favor of the Transaction; and (3) the termination of the Merger Agreement.

Governance Agreement – Under this agreement, the parties have agreed that the number of directors of REG will increase by 3 additional directors upon the closing of the Merger Transaction, from 9 to 12 directors: 2 of the additional directors will be independent directors appointed on behalf of EQY (without any commitment that such directors will be nominated for another term at REG’s next general meeting), and one new director will be appointed on behalf of the Company. The initial director to be nominated on behalf of the Company will be Mr. Chaim Katzman, who serves as the Company’s Chairman of the Board and as EQY’s Chairman of the Board. For so long as Mr. Katzman will be the Company’s nominee and elected to the REG board, he will be nominated as the non-executive Vice Chairman of REG’s board and as a member of its investment committee (which currently consists of 7 members). REG has undertaken to continue to nominate one director on behalf of the Company as long as the Company holds at least 7% of REG’s share capital, as determined based on the outstanding share capital as of the date of closing of the merger, provided that if the Company requests to nominate a director other than Mr. Katzman, such alternative nominee must be reasonably acceptable to REG’s board of directors.

GAZIT GLOBE

דרך השלום 1 תל אביב 6789201 ישראל טלפון: 972-3-6948000+ פקס: 972-3-6961910+ www.gazit-globe.com

1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

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The Governance Agreement includes a standstill period, during which the Company will be prohibited from taking the following actions: (1) acquiring additional REG shares that will increase the Company’s holdings of REG shares above 18% of REG’s share capital; (2) entering into a voting agreement with respect to its REG shares, a merger agreement, a business combination, or change of control transaction involving EQY, except for a transaction that is approved by REG’s board of directors; (3) calling a REG shareholder meeting; (4) seeking additional representation on the REG’s board of directors; and (5) proposing or seeking to change or influence the REG management, REG's board, its governance structure or policies (including dividend policies). Moreover, during the term of the standstill period, the Company has undertaken to vote at REG’s general meetings in favor of all persons nominated to serve as directors by the REG board and against any proposal to remove any director or change the size of the REG board. The term of the standstill period will commence upon the closing of the merger and will terminate upon the later of: (1) two years following the closing of the merger; (2) six months following the date on which the Company holds shares constituting less than 7% of REG’s share capital (determined based on the outstanding share capital as of the date of closing of the merger); and (3) six months following the date on which there is no director nominated by the Company serves on REG’s board of directors. In addition, the Company is entitled to certain information rights, mainly with respect to information required for its public reporting, and it is also entitled to registration rights with respect to its shares in REG.

Mr. Katzman, who holds approximately 0.18% of EQY’s share capital (approximately 0.25% on a fully diluted basis) has undertaken towards REG, as a shareholder of EQY, the same voting undertakings as the Company has undertaken under the Voting Agreement.

Subject to the fulfillment of the conditions precedent, the parties currently expect the Transaction to close during the first quarter or early second quarter of 2017.

Due to the fact that Mr. Katzman, the Company's Chairman of the Board, and Mr. Segal, the Company's Vice Chairman of the Board, who are also the Company’s controlling shareholders, serve, respectively, as the Chairman of EQY's board of directors and the Vice Chairman of EQY's board of directors, the entering into the Governance Agreement and the Voting Agreement by the Company was approved by the Company's Audit Committee and its Board of Directors (with Mr. Katzman and Mr. Segal abstaining from the vote) as an extraordinary transaction, in which a director has personal interest (according to Section 270(1) to the Companies Law – 5759-1999), due to the nature of transaction as a whole.

EQY’s press release on November 15, 2016, is attached hereto.

GAZIT GLOBE

דרך השלום 1 תל אביב 6789201 ישראל טלפון: 972-3-6948000+ פקס: 972-3-6961910+ www.gazit-globe.com

1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

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